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SEC FILE NUMBER 001-08681

CUSIP NUMBER 78 22 33100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Russ Berrie and Company, Inc.

Full Name of Registrant

Former Name if Applicable
111 Bauer Drive

Address of Principal Executive Office (Street and Number)
Oakland, New Jersey 07436

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The finalization of the financial statements of Russ Berrie and Company, Inc. (the “Company”), including an annual analysis of the value of intangibles and related documentation, is not yet completed and cannot be completed by the required filing date of March 17, 2008 without unreasonable effort and expense. As a result, the Company represents, that it could not, without unreasonable effort or expense, timely file its Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 10-K”). The Company represents that the 2007 10-K will be filed no later than the fifteenth calendar day following the date on which it was due.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Marc S. Goldfarb	201	405-2454
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A

Russ Berrie and Company, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2008	By	/s/ Marc S. Goldfarb

SVP and General Counsel

Attachment A

As the Company’s financial statement preparation, including its annual intangible impairment analysis, is not yet complete, as described in Part III, all percentages and amounts described below are estimates as of the date of the filing of the attached Form 12b-25.

The Company’s consolidated net sales for the year ended December 31, 2007 increased by 12.4% to $331.2 million compared to $294.8 million for the year ended December 31, 2006. The increase was attributable to growth in both of the Company’s segments (13.8% in the gift segment and 10.9% in the infant and juvenile segment), in each case attributable to new and varied product introductions.

The Company is currently completing its annual impairment testing of intangibles, and believes that upon completion, it is likely to conclude that an additional significant impairment charge related to the value of the Sassy's MAM Babyartikel GmbH distribution agreement (the “MAM Agreement”) will be required under generally accepted accounting principles, which charge is expected to be recorded in the Company’s infant and juvenile segment for the three months ended December 31, 2007. However, the impairment testing with respect to the MAM Agreement is not yet finalized, and as a result, the amount of the impairment charge cannot be estimated at this time, nor can the Company reasonably estimate net income at this time. Notwithstanding the foregoing, the Company expects to report positive net income for the year ended December 31, 2007, compared to consolidated net loss of $9.4 million, or a loss of $0.45 per diluted share for the year ended December 31, 2006.